Exhibit 99.1

ALAMOS GOLD INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

SECOND SUPPLEMENTAL INDENTURE

July 20, 2015

SECOND SUPPLEMENTAL INDENTURE

THIS INDENTURE is dated July 20, 2015.

B E T W E E N:

ALAMOS GOLD INC., a corporation existing under the laws of Ontario,

(“Amalco”)

OF THE FIRST PART

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and duly authorized to carry on the business of a trust company in all of the provinces and territories of Canada,

(the “Warrant Agent”)

OF THE SECOND PART

RECITALS:

(a)	Alamos Gold Inc. (“Alamos”), a predecessor of Amalco, has entered into a warrant indenture dated as of August 30, 2013 (the “Original Indenture”) between Alamos and the Warrant Agent, which provides for the issuance of common share purchase warrants of Alamos (the “Alamos Warrants”).

(b)	Effective July 2, 2015, Alamos and AuRico Gold Inc. have combined their respective companies by way of an amalgamation pursuant to a statutory arrangement under the Business Corporations Act (Ontario) (the “Arrangement”), with the company formed by such amalgamation (Amalco) to be called “Alamos Gold Inc.”.

(c)	On July 13, 2015, Amalco and the Warrant Agent entered into a supplemental indenture to the Original Indenture, effective July 2, 2015, (together with the Original Indenture, the “Indenture”) that among other things, amended the Purchase Price of the Warrants.

(d)	Amalco and the Warrant Agent wish to enter into this supplemental warrant indenture to reflect the adjustment to the Purchase Price as required by the Arrangement.

NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows.

ARTICLE 1

INTERPRETATION

1.1	Supplemental Indenture

This Supplemental Indenture is a Supplemental Indenture within the meaning of the Original Indenture. The Indenture and this Supplemental Indenture will be read together and have effect so far as practicable as though all of the provisions of all such indentures were contained in one instrument.

The terms “this Supplemental Indenture”, “this indenture”, “herein”, “hereof”, “hereby”, “hereunder”, and similar expressions, unless the context otherwise specifies or requires, refer to the Indenture and this Supplemental Indenture and not to any particular Article, section or other portion, and include every instrument supplemental or ancillary to this Supplemental Indenture.

1.2	Definitions

All terms used but not defined in this Supplemental Indenture have the meanings ascribed to them in the Original Indenture, as such meanings may be amended by this Supplemental Indenture.

1.3	Recitals

The recitals in this Supplemental Indenture are made as representations and statements of fact by Amalco and not by the Warrant Agent.

1.4	Applicable Law

This Supplemental Indenture is subject to and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2

AMENDMENTS AND ADJUSTMENTS TO INDENTURE

2.1	Amendments and adjustments to the Indenture

Effective as of July 2, 2015:

(a)	Amalco and the Warrant Agent agree to amend the Indenture by deleting the words “$28.46” in Section 1.1(z), Section 1.1(jj) and Section 2.1(a) and replacing such words with “$28.47”;

(b)	Amalco and the Warrant Agent agree to amend the Indenture by deleting the current Schedule “A” attached thereto in its entirety and replacing it with the form of warrant certificate attached hereto as Schedule “A”; and

(c)	A certificate of adjustment in respect of the Arrangement is attached hereto as Schedule “B”.

ARTICLE 3

MISCELLANEOUS

3.1	Confirmation

The provisions of the Indenture and Warrants remain in full force and effect and are hereby confirmed, unamended.

3.2	Counterparts

This Supplemental Indenture may be executed in several counterparts, each of which so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF the parties have executed this Supplemental Indenture under the hands of their proper officers or authorized signatories.

ALAMOS GOLD INC.

By:	/s/ James R. Porter
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA, as Warrant Agent

By:	/s/ Jill Dunn
Authorized Signatory

By:	/s/ Jennifer Lesley Wong
Authorized Signatory

[Signature page to Supplemental Indenture]

SCHEDULE “A”

FORM OF WARRANT CERTIFICATE

WARRANT CERTIFICATE

ALAMOS GOLD INC.

(a corporation existing under the laws of Ontario)

No. W-«Warrant» CUSIP NO: 011532116	«Number» WARRANTS entitling the holder to acquire one Common Share for each Warrant, subject to adjustment as set out below

THIS IS TO CERTIFY that, for value received, «Name» (the “Warrantholder”) is the registered holder of the number of warrants (the “Warrants”) stated above and is entitled to acquire in the manner and at the time, and subject to the restrictions contained in the Indenture (as defined below), the number of Class A common shares (the “Common Shares”) of Alamos Gold Inc. (the “Company”) as is equal to the number of Warrants represented hereby (subject to adjustment as set out below and in the Indenture) at an exercise price of $28.47 per Common Share until the Expiry Time (or as defined below).

The Warrants represented by this certificate are issued under and pursuant to a certain indenture (the “Indenture”) made as of August 30, 2013 between Alamos Gold Inc. (a predecessor of the Company) and Computershare Trust Company of Canada (the “Warrant Agent”) (which expression includes any successor agent appointed under the Indenture), as amended by a Supplemental Indenture made as of July 13, 2015 between the Company and the Warrant Agent and as further amended by a Second Supplemental Indenture made as of July 20, 2015 between the Company and the Warrant Agent, to which Indenture and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Warrants and the terms and conditions upon which such Warrants are, or are to be, issued and held, all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of these Warrants by acceptance hereof assents. All terms defined in the Indenture are used herein as so defined. In the event of any conflict or inconsistency between the provisions of the Indenture and the provisions of this Warrant Certificate, except those that are necessary by context, the provisions of the Indenture shall prevail. The Company will furnish to the holder of this Warrant Certificate, upon request and without charge, a copy of the Indenture.

The Warrants represented by this Warrant Certificate are only exercisable on or prior to 4:59 p.m. (Vancouver time) on August 30, 2018 (the “Expiry Time”).

The holder of this Warrant Certificate may, at any time before the Expiry Time, exercise all or any number of the Warrants represented hereby, by surrendering to the Warrant Agent a Warrant Certificate or Warrant Certificates representing the number of Warrants to be exercised, together with the duly completed and executed exercise form attached as Appendix 1 hereto in accordance with the instructions contained in Appendix 4 attached hereto. Any such exercise is subject to compliance with, and may be restricted by, Applicable Legislation. If, at the time of the exercise of the Warrants, there remain restrictions on resale under Applicable Legislation on the Common Shares acquired, the Company may endorse the certificates representing the Common Shares acquired with respect to such resale restrictions.

The Common Shares in respect of which the Warrants are exercised will be deemed to have been issued on the date of such exercise, at which time each Warrantholder will be deemed to have become the holder of record of such Common Shares.

After the exercise of Warrants, the Warrant Agent shall within three Business Days of such exercise cause to be mailed or delivered to each Warrantholder at its address specified in the register for the Warrants maintained by the Warrant Agent, certificates for the appropriate number of Common Shares issuable in respect of such Warrants, not exceeding those which such Warrantholder is entitled to acquire pursuant to the Warrants so exercised. If the holder of this Warrant Certificate exercises some but not all of the Warrants represented hereby, he or she will be entitled to receive, without charge, a new Warrant Certificate representing the unexercised number of the Warrants represented hereby.

The holder of this Warrant Certificate may at any time up to the Expiry Time, upon written instruction delivered to the Warrant Agent and payment of the charges provided for in the Indenture and otherwise in accordance with the provisions of the Indenture, exchange this Warrant Certificate for other Warrant Certificates evidencing Warrants entitling the holder to acquire in the aggregate the same number of Common Shares as may be acquired under this Warrant Certificate.

The number of Common Shares which may be acquired by a Warrantholder upon exercise of Warrants, are also subject to and governed by Article 4 of the Indenture with respect to anti-dilution provisions, including provisions for the appropriate adjustment of the class, number and price of the securities issuable hereunder upon the occurrence of certain events including any subdivision, consolidation, or reclassification of the shares, payment of stock dividends, or amalgamation of the Company.

The holding of the Warrants evidenced by this Warrant Certificate does not constitute the Warrantholder a shareholder of the Company or entitle such holder to any right or interest in respect thereof except as herein and in the Indenture expressly provided.

The Warrants may only be transferred by the Warrantholder (or its legal representatives or its attorney duly appointed) on the register kept at the office of the Warrant Agent, in accordance with applicable laws and upon compliance with the conditions set out in the Indenture, by delivering to the Warrant Agent’s Vancouver office a duly executed Form of Transfer attached as Appendix 2 hereto and complying with such other reasonable requirements as the Company and the Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Warrant Agent.

The holder understands and acknowledges that the Warrants and the Common Shares issuable hereunder have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or under the securities laws of any state of the United States, and that any Common Shares issued upon exercise of Warrants held by or for the account or benefit of “U.S. persons” or a person in the United States will be “restricted securities” within the meaning of Rule 144(a)(3) of the 1933 Act. “United States” and “U.S. person” have the respective meanings assigned in Regulation S (“Regulation S”) under the 1933 Act.

The holder understands that the Warrants represented hereby may not be exercised within the United States or by or for the account or benefit of a U.S. person or a person in the United States, and the Common Shares issuable upon exercise of such Warrants may not be delivered within the United States, unless such Common Shares are registered under the 1933 Act and the securities laws of any state in which the holder is resident, or unless an exemption from such registration requirements is available.

The holder understands that, until such time as the same is no longer required under applicable requirements of the 1933 Act or applicable state securities laws, certificates representing the Common Shares which are “restricted securities”, and all certificates issued in exchange therefor or in substitution thereof, will bear a U.S. restrictive legend substantially in the form prescribed by section 5.7 of the Indenture; provided that if the Company is a “foreign issuer” as defined in Regulation S under the 1933 Act at the time such Warrant Shares are being sold, and such Warrant Shares are being sold outside of the United States in compliance with the requirements of Rule 904 of Regulation S, such legend may be removed by providing an executed declaration to the Warrant Agent or, with respect to Common Shares, the Company’s registrar and transfer agent (the “Transfer Agent”), in substantially the form set forth as Appendix 3 attached to this Warrant Certificate (or in such other form as the Company may prescribe from time to time) and, if requested by the Company, the Warrant Agent or the Transfer Agent (as the case may be), an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company, the Warrant Agent and the Transfer Agent (as applicable) to the effect that such sale is being made in compliance with Rule 904 of Regulation S under the 1933 Act; and provided, further, that, if any Common Shares are being sold otherwise than in accordance with Rule 904 of Regulation S under the 1933 Act and other than to the Company, the legend may be removed by delivery to the Company and the Transfer Agent of an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company, the Warrant Agent and the Transfer Agent (as applicable), to the effect that such legend is no longer required under applicable requirements of the 1933 Act or any applicable state securities laws.

This Warrant Certificate shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

After the exercise of any of the Warrants represented by this Warrant Certificate, the Warrantholder shall no longer have any rights under either the Indenture or this Warrant Certificate with respect to such Warrants, other than the right to receive certificates representing the Common Shares issuable on the exercise of those Warrants, and those Warrants shall be void and of no further value or effect.

The Indenture contains provisions making binding upon all Warrantholders resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by the Warrantholders holding a specified percentage of the Warrants.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed and the Warrant Agent has caused this Warrant Certificate to be countersigned by its duly authorized officers as of this      day of             , 2015.

ALAMOS GOLD INC.

Per:

Authorized Signatory

COUNTERSIGNED BY:

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

Authorized Signatory

APPENDIX 1 TO

WARRANT CERTIFICATE

EXERCISE FORM

TO:	ALAMOS GOLD INC. (the “Company”)

1. The undersigned hereby exercises                      Warrants according to the provisions of the Indenture referenced in the accompanying Warrant Certificate.

2.	The Common Shares (or other securities or property) are to be registered as follows:

Name:

                                 (print clearly)

Address in full:

Number of Common Shares:

3.	Such securities should be sent by courier to:

Name:

                                 (print clearly)

Address in full:

If the number of Warrants exercised is less than the number of Warrants represented hereby, the undersigned requests that the new Warrant Certificate representing the balance of the Warrants be registered in the name of the undersigned and should be sent by courier to:

Name:

                                 (print clearly)

Address in full:

4. The undersigned understands that upon the exercise of Warrants by or for the account or benefit of a “U.S. person” or by a person in the United States the certificate(s) representing the Common Shares will bear a legend substantially in the form prescribed by section 5.7 of the Warrant Indenture restricting transfer of the Common Shares without registration under the U.S. Securities Act, and applicable state securities laws unless an exemption from such registration requirements is available. “U.S. person” and “United States” have the respective meanings assigned in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

5.	The undersigned represents that it is (check one box):

☐ A.	(i) not a “U.S. person” or a person in the United States, (ii) is not exercising the Warrants for the account or benefit of a “U.S. person” or a person in the United States, and (iii) did not execute or deliver this Exercise Form in the United States;

☐ B.	an “accredited investor”, within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act; or

☐ C.	exercising the Warrants pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws and has delivered to the Company concurrently with this Exercise Form an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect.

DATED at                         ,                                 , this              day of                     , 20        .

Signature Witnessed or Guaranteed (See instructions to Warrantholders in Appendix 4)	(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)
Name of Warrantholder:

Address (Please print) :

Notes to Warrantholders:

(1)	In order to voluntarily exercise the Warrants represented by this certificate, prior to the Expiry Time pursuant to section 5.2 of the Indenture, this exercise form must be delivered to the Warrant Agent, together with this Warrant Certificate. Refer to the instructions to Warrantholders attached as Appendix 4 to this Warrant Certificate.

(2)	If this exercise form indicates that the Common Shares are to be issued to a person or persons other than the registered holder of this Warrant Certificate, the signature of such holder on the exercise form must be guaranteed by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

APPENDIX 2 TO

WARRANT CERTIFICATE

FORM OF TRANSFER

TO:	ALAMOS GOLD INC. (the “Company”)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (name)                                  (the “Transferee”), of                                          (residential address)                                      Warrants of Alamos Gold Inc. registered in the name of the undersigned on the records of Computershare Trust Company of Canada represented by the attached certificate, and irrevocably appoints                                          as the attorney of the undersigned to transfer the said securities on the books or register of transfer, with full power of substitution.

DATED the              day of                     , 20        .

Signature Guaranteed (See instructions to Warrantholders in Appendix 4) Name of Warrantholder: Address (Please Print):	(Signature of Warrantholder, to be the same as appears on the face of this Warrant Certificate)

Note to Warrantholders:

(1)	In order to transfer the Warrants represented by this Warrant Certificate, this transfer form must be delivered to the Warrant Agent, together with this Warrant Certificate.

(2)	The signature of the holder on the transfer form must be guaranteed by a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

(3)	Warrants shall only be transferrable in accordance with applicable law. The transfer of Warrants to a person not resident in a Designated Province (as defined in the Warrant Certificate) may result in the Common Shares obtained upon the exercise or deemed exercise of the Warrants not being freely tradable in the jurisdiction where such person is resident.

APPENDIX 3 TO

WARRANT CERTIFICATE

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	ALAMOS GOLD INC. (the “Company”)

AND TO:	☐	[Computershare Investor Services Inc.], as registrar and transfer agent for the Common Shares of Alamos Gold Inc., OR

	☐	Computershare Trust Company of Canada, as Warrant Agent for the Warrants of Alamos Gold Inc.

The undersigned (a) acknowledges that the sale of securities of the Company to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not an “affiliate” of the Company as that term is defined in Rule 405 under the U.S. Securities Act, a “distributor” or an affiliate of a “distributor”, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States or (B) the transaction was executed in, on or through the facilities of the TSX Venture Exchange, the Toronto Stock Exchange or another “designated offshore securities market” and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for purposes of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S under the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions that, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act

Dated                     , 20        .

X
Signature of individual (if Holder is an individual)

X
Authorized signatory (if Holder is not an individual)

Name of Holder (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

APPENDIX 4 TO

WARRANT CERTIFICATE

INSTRUCTIONS TO WARRANTHOLDERS

TO EXERCISE:

If the Warrantholder exercises Warrants prior to the Expiry Time pursuant to section 5.2 of the Indenture, it must complete, sign and deliver:

(a)	the Exercise Form, attached as Appendix 1;

(b)	the Warrant Certificates; and

(c)	a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Company in an amount equal to the Purchase Price multiplied by the number of Warrant Shares subscribed for or a wire transfer or similar transfer of funds to the Warrant Agent. In the event that the payment of the aggregate Purchase Price is in the form of an uncertified cheque or unguaranteed funds, the Warrant Agent shall be entitled to delay the time of payment of the Purchase Price to the Company until such uncertified or unguaranteed funds have cleared in the ordinary course of the financial institution upon which the same are drawn.

to the Warrant Agent indicating the number of Common Shares to be acquired. In such case, the signature of such registered holder on the Exercise Form must be witnessed.

TO TRANSFER:

If the Warrantholder wishes to transfer Warrants, then the Warrantholder must complete, sign and deliver (as appropriate):

(a)	the Transfer Form attached as Appendix 2; and

(b)	the Warrant Certificates,

to the Warrant Agent indicating the number of Warrants to be transferred.

If the Warrant Certificate is transferred, the Warrantholder’s signature on the Transfer Form must be guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange.

For the protection of the holder, it would be prudent to use registered mail if forwarding by mail.

GENERAL:

If the Transfer Form or Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Warrant Certificate must also be accompanied by evidence of authority to sign satisfactory to the Warrant Agent.

The name and address of the Warrant Agent is:

Computershare Trust Company of Canada

3rd Floor, 510 Burrard Street

Vancouver, British Columbia

V6C 3B9

SCHEDULE “B”

ALAMOS GOLD INC.

(the “Company”)

OFFICER’S CERTIFICATE RE: ADJUSTMENT

Warrant indenture dated August 30, 2013 between Alamos Gold Inc. (a predecessor of the Company) (“Alamos”) and the Warrant Agent, as amended by a supplemental indenture dated July 13, 2015 and effective as of July 2, 2015, between the Company and the Warrant Agent and as further amended by a second supplemental indenture dated July 20, 2015 and effective as of July 2, 2015, between the Company and the Warrant Agent (the “Warrant Indenture”)

WHEREAS effective as of July 2, 2015 (the “Effective Date”), Alamos and AuRico Gold Inc. (“AuRico”) combined their respective companies by way of an amalgamation pursuant to a statutory arrangement under the Business Corporations Act (Ontario) (the “Arrangement”).

WHEREAS section 4 of the Warrant Indenture provides for certain adjustments to be made to the Warrants as a result of the Arrangement.

WHEREAS section 4.3 of the Warrant Indenture provides that the Company shall deliver a certificate of adjustment to the Warrantholders and the Warrant Agent specifying the nature of the event requiring the adjustment and the amount of the adjustment necessitated thereby.

WHEREAS pursuant to the Arrangement, among other things, certain assets of AuRico were transferred to a new company, AuRico Metals Inc. (“AuRico Metals”), and following the amalgamation of AuRico and Alamos, the Company distributed 95.1% of the shares of AuRico Metals to former holders of AuRico shares and Alamos shares and the Company retained the remaining 4.9% of the AuRico Metals shares.

WHEREAS in connection with Section 4.3 of the Warrant Indenture, a certificate of adjustment was provided to Warrantholders on July 15, 2015 (the “July 15 Certificate”).

WHEREAS the Company wishes to provide this certificate of adjustment to replace the July 15 Certificate and to set forth the adjustments to be made to the Warrants as a result of the Arrangement, including the distribution of the AuRico Metals shares.

NOW THEREFORE, THE UNDERSIGNED hereby certifies, in his capacity as an officer of the Company and not in his personal capacity and without personal liability, that:

1.	as a result of the Arrangement:

(a)	With effect as of the Effective Date, Warrantholders will receive a fully paid and non-assessable Class A common share in the capital of the Company (“Class A Share”) upon the valid exercise of a Warrant; and

(b)	With effect as of the Effective Date, the Purchase Price will be adjusted to $28.47 per Warrant. The calculation of the new Purchase Price is set forth in Schedule A to this certificate of adjustment.

Unless otherwise indicated, all capitalized terms used herein shall have the respective meanings specified in the Warrant Indenture.

[The remainder of this page is intentionally blank.]

DATED this 20th of July, 2015

ALAMOS GOLD INC.

Per:	/s/ James R. Porter
James R. Porter
Chief Financial Officer

[Certificate of Adjustment]

Schedule “A”

As a result of the distribution of shares of AuRico Metals pursuant to the Arrangement, the new Purchase Price, being the exercise price of the Warrants, was calculated based on the following formula:

A = B x (1-(C/(C+D))), where:

“A” is the new Purchase Price of the Warrants in Canadian dollars

“B” is $29.48, being the Purchase Price of the Warrants prior to the Arrangement

“C” is 58,038,874.95, being the 5-day volume-weighted average price (VWAP) of AuRico Metals shares on the Toronto Stock Exchange (TSX) during the first 5 days of trading of AuRico Metals multiplied by the number of AuRico Metals shares distributed to shareholders of the Company

“D” is 1,635,468,002.11, being the 5-day VWAP of Class A Shares on the TSX during the first 5 days of trading of the Company multiplied by the number of Class A Shares issued and outstanding on the Effective Date